

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-4546

DIVISION OF
CORPORATION FINANCE

May 4, 2012

Via Facsimile

Mr. John Robertson
President
Linux Gold Corp.
#240 – 11780 Hammersmith Way
Richmond, British Columbia
Canada V7A 5E9

Re: Linux Gold Corp. (the "Company")
      File No. 0-30084
      Form 20-F for the year ended February 28, 2011

Dear Mr. Robertson:

In your letter of May 1, 2012, you request that the staff waive the requirement to provide the inception-to-date cumulative financial data on an audited basis in your annual financial statements in your annual report on Form 20-F. Based on the information provided in your letter, we will not object to your request. Please note that you should provide the cumulative data on an unaudited basis. The top of the columns of the cumulative financial data should be labeled "Unaudited." The current audit report(s) should not refer to that cumulative data.

The staff's conclusion is based solely on the information provided in your letter. Different of additional material facts could result in a different conclusion. If you have any questions concerning this matter, please call me at (202) 551-3400.

Sincerely,

Joel K. Levine
Associate Chief Accountant